Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-170492
April 20, 2011

What’s in the iShares Silver ETF? Silver.

By Kevin Feldman

Leased silver? Derivatives? Phantom silver?

No, no and no.

I’ve seen a lot of comments like the one following this Seeking Alpha post, speculating on the various ways that iShares Silver Trust (SLV) investors could find themselves holding something other than the silver bullion they’d expect.

Every investor interested in buying SLV should first read its prospectus, particularly the Risk Factors section on pages 7-11. You will see the risks involved with an investment in SLV, including the potential for losses and liquidity risks.

What you won’t see are risk factors around SLV holding derivatives, i.e. silver futures, BlackRock or the trust custodian leasing SLV’s silver(the trustee is authorized to sell silver in the smallest amounts required in order to pay expenses), or SLV not holding sufficient silver to correspond to all shares outstanding, all of which SLV is not permitted to do under its prospectus or current legal structure.

At BlackRock, we take the responsibility of protecting shareholder interests very seriously and spend a lot of time constructing our iShares products to help ensure they meet investor expectations. In the case of SLV there are multiple safeguards in place. For one, it’s structured as a grantor trust, which means the trust (on behalf of its shareholders) has the legal right of ownership to the silver it holds. JPMorgan Chase Bank, N.A., London branch, provides custodial services for storing the silver, but has no legal rights to SLV’s silver holdings. Investors can see the serial numbers of all the silver bars in the trust here and can review an independent audit of the trust’s silver here. (See chart showing total shares outstanding vs. total ounces of silver in the trust below).

The iShares Silver Trust (SLV)

Source: BlackRock 4/28/06 (launch date) – 4/1/2011

Another concern revolves around ETF creation and redemption. I’ve gathered from many posts and comments that there is a misunderstanding about the role of Authorized Participants who facilitate trading in SLV through the creation of new shares when demand is high. Creating new shares does not expose existing SLV shareholders to some new mysterious risk. During the creation process, the AP exchanges physical silver for new shares, which are issued by Bank of New York Mellon (SLV’s trustee) on behalf of BlackRock Asset Management International Inc. (the trust’s sponsor). SLV’s trustee and custodian ensure proper receipt of the silver before new SLV shares are released.

I recognize we live in a skeptical time, especially following the events of 2008, and it’s smart to question whether your investments are doing what you think they should be doing. One of our key tenets here at iShares is transparency, which means we make every effort to educate potential investors on how each ETF works and what it holds. In the case of SLV, it’s a very straightforward answer: silver.

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Silver Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Silver Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the iShares Silver Trust are expected to reflect the price of the silver held by the Silver Trust, the market price of the shares will be as unpredictable as the price of silver has historically been. Additionally, shares of the Silver Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Following an investment in the iShares Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

The amount of silver represented by shares of the iShares Silver Trust will decrease over the life of the trust due to sales necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of silver sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Silver Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s silver will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Silver Trust shares through arbitrage opportunities, there is no guarantee that they will do so. There is no guarantee an active trading market for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Silver Trust will be adversely affected if silver owned by the trust is lost or damaged in circumstances in which the Silver Trust is not in a position to recover the corresponding loss. The Silver Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, might have been possible to avoid.

Shares of the iShares Silver Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Silver Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Silver Trust. BAMII is an affiliate of BlackRock, Inc.

Although shares of the iShares Silver Trust may be bought or sold on the exchange through any brokerage account, shares are not redeemable except in large aggregated units called Baskets.

When comparing commodities and the iShares Silver Trust, it should be remembered that the sponsor’s fee associated with the Trust is not borne by investors in individual commodities. Buying and selling shares of the iShares Silver Trust will result in brokerage commissions. Because the expenses involved in an investment in physical silver will be dispersed among all holders of shares of the Silver Trust, an investment in the Silver Trust may represent a cost-efficient alternative to investments in silver for investors not otherwise able to participate directly in the market for physical silver.

LI/TW/FB: What’s in the iShares Silver ETF? Silver | New iShares Blog post by Kevin Feldman (link) #iShares

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